UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 11 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 July, 2014 it purchased for cancellation 540,000 "A" Shares at a price of 2385.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,950,925,249 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 14 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 July, 2014 it purchased for cancellation 122,578 "A" Shares at a price of 2396.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,950,802,671 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 15 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 July, 2014 it purchased for cancellation 325,000 "A" Shares at a price of 2394.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,950,477,671 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 16 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 July, 2014 it purchased for cancellation 30,000 "A" Shares at a price of 2398.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,950,447,671 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 18 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 July, 2014 it purchased for cancellation 291,802 "A" Shares at a price of 2399.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,950,155,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 21 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 July, 2014 it purchased for cancellation 656,557 "A" Shares at a price of 2394.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,949,499,312 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 28 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 July, 2014 it purchased for cancellation 430,000 "A" Shares at a price of 2397.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,949,069,312 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 30 July 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 July, 2014 it purchased for cancellation 715,000 "A" Shares at a price of 2392.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,948,354,312 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.
Release Date 1 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 August, 2014 it purchased for cancellation 144,593 "A" Shares at a price of 2398.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,948,209,719 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 7 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 August, 2014 it purchased for cancellation 182,759 "A" Shares at a price of 2399.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,948,026,960 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 8 August 2014
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 August, 2014 it purchased for cancellation 700,000 "A" Shares at a price of 2384.91 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,947,326,960 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 11 August 2014

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 August, 2014 it purchased for cancellation 595,091 "A" Shares at a price of 2384.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,946,731,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 12 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 August, 2014 it purchased for cancellation 700,000 "A" Shares at a price of 2376.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,946,031,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 13 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 August, 2014 it purchased for cancellation 700,000 "A" Shares at a price of 2365.52 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,945,331,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 14 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 August, 2014 it purchased for cancellation 700,000 "A" Shares at a price of 2380.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,944,631,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.  .

Release Date 15 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 August, 2014 it purchased for cancellation 700,000 "A" Shares at a price of 2392.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,943,931,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.
Release Date 18 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 August, 2014 it purchased for cancellation 336,000 "A" Shares at a price of 2393.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,943,595,869 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 26 August 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 August, 2014 it purchased for cancellation 102,847 "A" Shares at a price of 2398.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,942,743,022 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 11 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 September, 2014 it purchased for cancellation 270,293 "A" Shares at a price of 2397.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,942,472,729 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 12 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 September, 2014 it purchased for cancellation 1,100,000 "A" Shares at a price of 2388.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,941,372,729 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.
Release Date 15 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 September, 2014 it purchased for cancellation 1,100,000 "A" Shares at a price of 2376.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,940,272,729 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 16 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 September, 2014 it purchased for cancellation 432,171 "A" Shares at a price of 2395.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,939,840,558 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 17 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 September, 2014 it purchased for cancellation 409,235 "A" Shares at a price of 2398.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,939,431,323 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 18 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 September, 2014 it purchased for cancellation 685,794 "A" Shares at a price of 2397.81 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,938,745,529 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 19 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 September, 2014 it purchased for cancellation 17,856 "A" Shares at a price of 2398.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,938,727,673 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 22 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 September, 2014 it purchased for cancellation 465,580 "A" Shares at a price of 2398.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,938,262,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 23 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 September, 2014 it purchased for cancellation 1,200,000 "A" Shares at a price of 2386.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,937,062,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 24 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 September, 2014 it purchased for cancellation 1,200,000 "A" Shares at a price of 2377.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,935,862,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 25 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 September, 2014 it purchased for cancellation 1,200,000 "A" Shares at a price of 2355.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,934,662,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 26 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 September, 2014 it purchased for cancellation 920,000 "A" Shares at a price of 2337.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,933,742,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 29 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 September, 2014 it purchased for cancellation 800,000 "A" Shares at a price of 2353.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,932,942,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 30 September 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 September, 2014 it purchased for cancellation 1,200,000 "A" Shares at a price of 2361.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,931,742,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 1 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 October, 2014 it purchased for cancellation 930,000 "A" Shares at a price of 2332.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,930,812,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 2 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 October, 2014 it purchased for cancellation 980,000 "A" Shares at a price of 2316.54 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,929,832,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 3 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 October, 2014 it purchased for cancellation 940,000 "A" Shares at a price of 2299.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,928,892,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 6 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 October, 2014 it purchased for cancellation 955,000 "A" Shares at a price of 2293.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,927,937,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 7 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 October, 2014 it purchased for cancellation 958,000 "A" Shares at a price of 2275.74 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,926,979,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 8 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 October, 2014 it purchased for cancellation 954,000 "A" Shares at a price of 2277.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,926,025,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 9 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 October, 2014 it purchased for cancellation 954,000 "A" Shares at a price of 2262.27 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,925,071,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 10 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 October, 2014 it purchased for cancellation 985,000 "A" Shares at a price of 2202.16 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,924,086,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 13 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 October, 2014 it purchased for cancellation 995,000 "A" Shares at a price of 2185.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,923,091,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 14 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 October, 2014 it purchased for cancellation 1,002,000 "A" Shares at a price of 2173.22 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,922,089,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 15 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 October, 2014 it purchased for cancellation 1,027,000 "A" Shares at a price of 2138.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,921,062,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 16 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 October, 2014 it purchased for cancellation 1,060,000 "A" Shares at a price of 2069.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,920,002,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 17 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 October, 2014 it purchased for cancellation 1,016,000 "A" Shares at a price of 2121.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,918,986,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 20 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 October, 2014 it purchased for cancellation 1,034,000 "A" Shares at a price of 2103.72 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,917,952,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 21 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 October, 2014 it purchased for cancellation 1,014,000 "A" Shares at a price of 2136.47 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,916,938,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 22 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 October, 2014 it purchased for cancellation 998,000 "A" Shares at a price of 2173.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,915,940,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 23 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 October, 2014 it purchased for cancellation 996,000 "A" Shares at a price of 2186.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,914,944,093 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

Release Date 24 October 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 October, 2014 it purchased for cancellation 993,500 "A" Shares at a price of 2198.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,913,950,593 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,440,410,614.

-----------------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 27 October 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary